Exhibit 99.5

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

Six Continents Employee Share Save Schemes

3. Period of return:

From	15 April 2003	To	15 October 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

4,362,393 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

1,696,720

6. Balance under scheme not yet issued / allotted at end of period

2,665,673

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 Ordinary shares, 12 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

738,559,436

Contact for queries

Name	Catherine Springett

Address	Head of Secretariat

Telephone	020 7409 8569